

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Bei Bai
Co-Chief Financial Officer
Jiayin Group Inc.
18th Floor, Building No. 1, Youyou Century Plaza
428 South Yanggao Road, Pudong New Area
Shanghai 200122
People's Republic of China

> **Re: Jiayin Group Inc.**
> **Registration Statement on Form F-3**
> **Filed May 7, 2021**
> **File No. 333-255898**

Dear Ms. Bai:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance